FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2007

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

January 9, 2008

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		44,922,936
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description)
SUBTRACT:	Issuer Bid Purchase (see attachment)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		44,922,936

NOTE:

If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COPENSATION ARRANGEMENTS	# of Shares	Balance
A.	Share Purchase Plans and / or Agreement(s)		N/A
NAME OF PROGRAM:
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) - for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement(s)
	NAME OF PROGRAM:
	Stock Options Outstanding - Opening Balance	56,000

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Dec. 11, 2007	W. David Black	Dec. 10, 2012	0.65	400,000
Dec. 11, 2007	William McCartney	Dec. 10, 2012	0.65	400,000
Dec. 11, 2007	James B. Hume	Dec. 10, 2012	0.65	250,000
Dec. 11, 2007	Timo Jauristo	Dec. 10, 2012	0.65	400,000
Dec. 11, 2007	Thomas W. Beattie	Dec. 10, 2012	0.65	275,000
Dec. 11, 2007	Alejandro Losada C	Dec. 10, 2012	0.65	275,000
Dec. 11, 2007	Giovanni Susin	Dec. 10, 2012	0.65	175,000
Dec. 11, 2007	Stanley Myers	Dec. 10, 2012	0.65	250,000
Dec. 11, 2007	Joseph Salas	Dec. 10, 2012	0.65	100,000
Dec. 11, 2007	Gaston Loyola	Dec. 10, 2012	0.65	100,000
Dec. 11, 2007	Toby Hughes	Dec. 10, 2012	0.65	100,000
Dec. 11, 2007	Javier Salas	Dec. 10, 2012	0.65	70,000
Dec. 11, 2007	Michael Pond	Dec. 10, 2012	0.65	25,000
Dec. 11, 2007	Esther Lee	Dec. 10, 2012	0.65	40,000
Dec. 11, 2007	Blair Lockhart	Dec. 10, 2012	0.65	50,000
Dec. 11, 2007	Susy Horna	Dec. 10, 2012	0.65	50,000
Dec. 11, 2007	Robert Rollings	Dec. 10, 2012	0.65	30,000
Dec. 11, 2007	Cecilia Bonatto	Dec. 10, 2012	0.65	35,000
Dec. 11, 2007	Shayla Forster	Dec. 10, 2012	0.65	20,000
Dec. 11, 2007	Peggy Lu	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Kristen Craiggs	Dec. 10, 2012	0.65	15,000
Dec. 11, 2007	Florence Luong	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Eun-Kuy Chang	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Susan Bertie	Dec. 10, 2012	0.65	20,000
Dec. 11, 2007	Jannet Rivera	Dec. 10, 2012	0.65	30,000
Dec. 11, 2007	David Gomez	Dec. 10, 2012	0.65	12,000
Dec. 11, 2007	Eva Rondon	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Liliana Salas	Dec. 10, 2012	0.65	4,000
Dec. 11, 2007	Nestor Vidal	Dec. 10, 2012	0.65	4,000

Dec. 11, 2007	Nilton Astorga	Dec. 10, 2012	0.65	4,000
Dec. 11, 2007	Anthony Burns	Dec. 10, 2012	0.65	3,000
Dec. 11, 2007	Victor Diaz	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Sergio Nieves	Dec. 10, 2012	0.65	3,000
Dec. 11, 2007	Nancy Acucna	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Abigail Vandach	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Julio Chavez	Dec. 10, 2012	0.65	35,000
Dec. 11, 2007	Carlos Salazar	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Ever Duenas	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Jorge Santiago	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Angel Sinche	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Luis Gutierrez	Dec. 10, 2012	0.65	20,000
Dec. 11, 2007	Alfonso Malaga	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Jose Quijano	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Fredy Montalvo	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Romarico Fernandez	Dec. 10, 2012	0.65	15,000
Dec. 11, 2007	Victor Chavez	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Julio Cesar Collado	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Carla Palomino	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Julio Adco	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Raul Mora	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Roger Arce	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Helmut Herrera	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Jorge Rivera	Dec. 10, 2012	0.65	20,000
Dec. 11, 2007	Victor Chia	Dec. 10, 2012	0.65	10,000
Dec. 11, 2007	Marco Negron	Dec. 10, 2012	0.65	4,000
Dec. 11, 2007	Julio Falcon	Dec. 10, 2012	0.65	4,000
Dec. 11, 2007	Walter Lavado	Dec. 10, 2012	0.65	4,000
Dec. 11, 2007	Miguel Martinez	Dec. 10, 2012	0.65	1,500
Dec. 11, 2007	Jesus Salazar	Dec. 10, 2012	0.65	1,500
Dec. 11, 2007	Marcos Huaynate	Dec. 10, 2012	0.65	1,500
Dec. 11, 2007	Jesus Loayza	Dec. 10, 2012	0.65	1,500
Dec. 11, 2007	Larry Manrique	Dec. 10, 2012	0.65	1,000
Dec. 11, 2007	Miguel Masias	Dec. 10, 2012	0.65	1,000
Dec. 11, 2007	Jaime Chavez	Dec. 10, 2012	0.65	1,000
Dec. 11, 2007	Olger Flores	Dec. 10, 2012	0.65	1,000

Dec. 11, 2007	Victor Ramos	Dec. 10, 2012	0.65	1,000
Dec. 11, 2007	Fernando Villanueva	Dec. 10, 2012	0.65	1,000
Dec. 11, 2007	Carlos Talledo	Dec. 10, 2012	0.65	3,000
Dec. 11, 2007	RaulCarlos Vasquez	Dec. 10, 2012	0.65	1,000
Dec. 11, 2007	Tan Shundao	Dec. 10, 2012	0.65	100,000
Dec. 11, 2007	Zhang Juwei	Dec. 10, 2012	0.65	25,000
Dec. 11, 2007	Shen Chenghen	Dec. 10, 2012	0.65	35,000
Dec. 11, 2007	Gao Hargxiao	Dec. 10, 2012	0.65	7,000
Dec. 11, 2007	Yang Quing Hai	Dec. 10, 2012	0.65	7,000
Dec. 11, 2007	Li Chunmin	Dec. 10, 2012	0.65	5,000
Dec. 11, 2007	Wang Yinghua	Dec. 10, 2012	0.65	3,000
Dec. 11, 2007	Wang Biao	Dec. 10, 2012	0.65	3,000
Dec. 11, 2007	He Juan Yu	Dec. 10, 2012	0.65	3,000
Dec. 11, 2007	Han Xio Fang	Dec. 10, 2012	0.65	3,000
Dec. 11, 2007	Wu Yun Yun	Dec. 10, 2012	0.65	3,000
			SUBTOTAL	3,617,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Dec. 14, 2007	Faiqing Yang	May 13, 2005	May 12, 2010	8.15	10,000
Dec. 14, 2007	Alejandro Losada-Calderon	Feb. 25, 2007	Feb. 24, 2012	7.75	200,000
Dec. 17, 2007	Stanley Myers	Feb 1, 2007	Jan 31, 2012	7.78	200,000
Dec. 18, 2007	Paul Schmidt	Jan. 3, 2006	Jan 2, 2011	13.51	25,000
Dec. 18, 2007	Brian Williams	Dec. 15, 2006	Dec. 14, 2011	8.38	20,000
Dec. 18, 2007	Jun Jiang	Mar. 12, 2007	Mar. 11, 2012	8.12	1,000
Dec. 18, 2007	Timo Jauristo	Jun 16, 2005	June 15, 2010	12.09	300,000
				SUBTOTAL inducement	(56,000) (700,000)

0

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		4,377,617
	Additional shares Listed Pursuant to the Plan (ADD)		56,000
	Stock Options Granted (SUBTRACT)		(3,617,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		816,617

All information reported in this Form is for the month of December 2007.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Susy Horna
PHONE / EMAIL	604-669-2525 / susyh@swgold.com
DATE	January 4, 2008